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[LOGO APPEARS HERE]                                               PRESS RELEASE

Computone Investor Relations: Dianne Will                 FOR IMMEDIATE RELEASE
(214) 954-9300, FAX: (214) 954-9333                          DECEMBER 3, 1998
Computone Acting Chief Financial Officer: Keith H. Daniel
(770) 625-0000 x1800, FAX: (770) 625-0011

              COMPUTONE CORPORATION TRADING ON OTC BULLETIN BOARD

ALPHARETTA, GEORGIA. -- Computone Corporation today reported that effective as of the close of business on December 2, 1998, the Common Stock of Computone had been delisted from the Nasdaq SmallCap Market for failure to satisfy the Nasdaq requirement that Computone maintain net tangible assets of not less than $3 million. Computone's Common Stock is now being traded on the OTC Bulletin Board.

Computone designs, manufactures and markets hardware and software communications connectivity products for business and industrial systems using personal computers, servers and workstations.